Filed by Public Service Enterprise Group Incorporated
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Companies:
Public Service Enterprise Group Incorporated and Exelon Corporation
(Commission File No. 333-122704)

for Exelon & PSEG employees featuring the work of the merger integration teams

March 3, 2005

Welcome to the first issue of Eye on Integration. This bulletin will bring you briefings every other week to keep you up-to-date on Exelon/PSEG merger proceedings and the work of the integration teams. Eye on Integration complements all the other avenues that are being used to keep you informed about the merger, including e-mail messages, online vehicles, meetings with your leaders and existing publications.

This issue highlights the outcome of the integration management team’s recent kickoff meeting. In the future, a section dubbed “UpClose” will profile an individual team, while “At a Glance” will provide updates about the various teams. And every issue will provide a look ahead at the next 30-45 days in “On the Horizon.”

To meet the commitment of keeping you informed, we need to hear from you. Please continue submitting your questions and feedback to MergerQuestions.

Integration management begins to gel at first full meeting

The merger integration teams have been working for weeks in small groups and by phone to organize, and to lay the groundwork for creating the nation’s finest electric and gas company. Recently, New Jersey-based team members traveled to Chicago to join their Illinois and Pennsylvania colleagues for the first face-to-face meeting of the full integration management team. The half-day session let team members finally place a name with a face, share thoughts, ideas and facilitated the start of a truly collaborative effort. The goal: create a comprehensive plan to integrate the businesses of Exelon and PSEG when the merger becomes effective.

During the meeting, the team discussed a four-phase plan for combining the two companies. (See article below.) They also agreed upon deliverables for each phase. Long before the last briefcase was repacked and everyone prepared to head home, the group had laid the foundation for developing strong and trusting working relationships. Trust and strong working relationships will be key for inviting healthy debate and to resolving the tough issues that are certain to surface throughout the integration planning process. For names of the integration management team leads and sponsors, click here: Joint Integration Team chart.

Charting a course to be the best

The journey from the Dec. 20 announcement of the proposed merger to the day Exelon’s John Rowe and PSEG’s Jim Ferland ink their signatures as CEOs to close the deal is expected to be 12-to-15 months. That may sound like a long time, but for those involved in ongoing integration planning work, the time is passing quickly.

The two companies have much to offer one another, from Exelon’s strong balance sheet and nuclear generation expertise to PSEG’s experience with the New Jersey auction process and expertise in distribution. Consequently, during that period, a lot has to be analyzed, many approvals must be requested and received, and hundreds of decisions must be made—from operational procedures to overall organizational structure, to staffing and severance plans, to what IT platforms will be used.

To keep things moving at a steady but careful pace, the integration office – the program management team led by Exelon’s Shelley Keller and PSEG’s Kevin Quinn – has developed a four-phase integration plan.

Phase one (define, organize and launch) is all about:

•	Getting the right people in place to do the integration work
•	Determining what must be accomplished by when, and establishing policies to account for merger-related costs
•	Developing working relationships, principles, structures and responsibilities among and between teams
•	Creating a detailed plan for keeping employees and other important parties informed of merger proceedings, including mechanisms for a two-way flow of information between employees and the integration management team
•	Determining measures of success for each phase

Integration team leads are now filling out their sub-teams and finalizing team project plans. Other phases of the plan are: analysis of existing structures, systems and processes, designing how the new company will operate and be organized, and implementation planning. Implementation planning refers to figuring out how to put all the parts and pieces of the two existing organizations into a new combined company – Exelon Electric & Gas – once the merger is effective. Planning for implementation includes creating detailed transition and change management plans.

Keeping our perspective

While the merger will be dynamic and challenging, it’s important that everyone continue to focus on their day-to-day work and not let merger activities and information interfere with business operations. By delivering a steady stream of information about merger proceedings, the integration management team hopes to alleviate the guessing and unnecessary worry of employees. At the end of the day, commitment to customers remains a top priority for both Exelon and PSEG, and a laser-like focus on achieving top-quartile performance is critical to the success of both companies now and to Exelon Electric & Gas, once the merger is finalized.

Working vision sets compass for phase two work

During phase two, the analysis phase, the teams will study existing operations at Exelon and PSEG, seeking to understand differences and similarities, and what leads to optimum results. One objective of this phase – expected to take place between March and late April to early May – is to assure that, post-merger, Exelon Electric & Gas adopts the strengths of each company.

To be truly successful, however, the teams need some idea of the desired end goal. That’s why they will be working against the backdrop of an evolving vision for the new company. Rowe spoke of it earlier this year in a letter to Ferland and the PSEG board of directors. It is—to be the best. This quest to be best may compel the teams to look beyond the walls of either company in considering ways to ensure the new company has best-practice systems and operations. Rowe and Ferland will spend more time on the vision during a meeting in early March.

At a glance

In addition to staffing their teams and completing project planning, here’s a look at what a some of the integration teams are doing:

Regulatory—Completing remaining required regulatory filings and leading the efforts to get approvals from numerous regulatory bodies.

Financial Systems—Developing more detailed merger savings estimates and budgets to guide the work of the teams, and against which the integration work will be measured.

Corporate/Shared Services—Evaluating what will be included under the shared services umbrella, and how those functions will be organized.

HR Systems—Determining existing staffing levels at each company by business unit and functional area, and developing an equitable and fair severance plan.

IT Systems—Developing extranet capabilities to allow the integration team members to share documents, as needed, and comparing technology systems at each company.

On the horizon

Upon completion of the project plans and approval by the integration steering committee, the teams move into the analysis phase. Here’s a rough timeline of activities over the next few weeks.

Phase One
Jan-Feb

Phase Two
Mar-Apr

Phase Three
May-Aug

Phase Four
Aug-Dec

Define, organize
launch

Analysis

Design

Implementation
planning

Rowe & Ferland retreat to discuss vision &
other matters

PSEG Energy Holdings team submits first cut of
detailed project plan

Determine existing staffing levels by
business units & functions

Deal, HR, Finance, IT, Delivery, Generation & Trading, Corp. &
Shared Services submit first cut of detailed project plans

Begin sub-team announcements

Additional Information

This communication is not a solicitation of a proxy from any security holder of Exelon or PSEG. Exelon has filed with the Securities and Exchange Commission a Registration Statement on Form S-4 (Registration No. 333-122704) that contains a preliminary joint proxy statement/prospectus and other relevant documents regarding the proposed merger of Exelon and PSEG. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT EXELON, PSEG AND THE PROPOSED MERGER. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC's website, http://www.sec.gov. In addition, a copy of the definitive joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Exelon Corporation, Shareholder Services, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Public Service Enterprise Group Incorporated, Investor Relations, 80 Park Plaza, P.O. Box 1171, Newark, New Jersey 07101-1171.

The respective directors and executive officers of Exelon and PSEG and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon's and PSEG's directors and executive officers and other participants in the solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is available in the preliminary joint proxy statement/prospectus contained in the above-referenced Registration Statement on Form S-4.

Forward-Looking Statements

This communication includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, for example, statements regarding benefits of the proposed merger, integration plans, and expected synergies, anticipated future financial and operating performance and results, including estimates for growth. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. A discussion of some of these risks and uncertainties, as well as other risks associated with the merger, is included in the preliminary joint proxy statement/prospectus contained in the above-referenced Registration Statement on Form S-4. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Exelon nor PSEG undertakes any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication.